Exhibit 99.1

China Gerui Advanced Materials Group Limited Announces Receipt of Notice of Failure to Meet NASDAQ Listing Standards

ZHENGZHOU, China, May 26, 2015 -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, announced today that the Company received a written notice (the “Notice”) of non-compliance to meet NASDAQ Listing Standard Rule 5250(c)(1) related to its failure to timely file its Form 20-F.

The Notice requires China Gerui to submit a plan within sixty calendar days or by July 20, 2015 that addresses the details of the Company's plan to regain compliance with the Nasdaq Listing Rules.  .  If NASDAQ accepts the plan, an exception will be granted of up to 180 calendar days from the due date of the filing of Form 20-F, or until November 11, 2015, to regain compliance.

The Company intends to file a compliance plan and remediate disclosure deficiencies, but there is no assurance that it will be successful in doing so or that the Company’s plan to regain compliance with the NASDAQ Listing Rule will be accepted.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements including, but not limited to, statements regarding future events, future performance, the auction of the acquired porcelain collection, the availability and use of proceeds from the sale of the antiquities, the utility to our investors of the non-GAAP financial measures presented in this release, and our 2014 full year revenue guidance. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Manager
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com